UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1996

[  ] Transition Report on Form 10-K                              SEC FILE NUMBER
[  ] Transition Report on Form 20-F                                      0-17454
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                                 CUSIP NUMBER
[  ] Transition Report on Form N-SAR                                 670155 10 0

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                NOXSO Corporation
                             Full Name of Registrant


                           (Former Name if Applicable)

                                 2414 Lytle Road
           Address of Principal Executive Offices (Street and Number)

                              Bethel Park, PA 15102
                           (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

[x] or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the demands placed upon the Company's employees and advisors by recent events, including the termination of the Company's contract with Alcoa Generating Corporation, the purported termination by Olin Corporation of the Supply Agreement between the Company and Olin and the ensuing litigation and the involuntary petition in bankruptcy filed against the Company by Olin and two other creditors, the Company is unable to timely file its Form 10-Q for the quarter ended December 31, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Edwin J. Kilpela                 412                         854-1200
     (Name)                       (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the

                                       2.

     preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [x] Yes          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [x] Yes          [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Company's results of operations for the six months ended December 31, 1996 as compared to the six months ended December 31, 1995 will be adversely affected as the result of writeoffs of costs which the Company can no longer capitalize. The Company is presently considering the amount of such writeoffs and cannot quantify the amount at this time.


                                       3.

                                NOXSO CORPORATION
                (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        By   /s/ Edwin J. Kilpela, President
                                             ----------------------------------
                                                 Edwin J. Kilpela, President

Date:  February 14, 1997

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign n behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                       4.